UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INSPIRE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

457733103

(CUSIP Number)

Celia Colbert
Senior Vice President, Secretary, and
Assistant General Counsel
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1000

Copies to:

David N. Shine
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212)  859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 13, 2011

(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 457733103	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Merck & Co., Inc. 22-1918501
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 101,114,114
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 101,114,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,114,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.004%1
14	TYPE OF REPORTING PERSON CO
__________________
1This percentage is calculated based upon 112,343,460 shares of Common Stock (as defined herein) outstanding, as of May 13, 2011.

CUSIP No. 457733103	Page 3 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Monarch Transaction Corp. 45-1540007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 101,114,114
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 101,114,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,114,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.004%2
14	TYPE OF REPORTING PERSON CO
__________________
2 This percentage is calculated based upon 112,343,460 shares of Common Stock (as defined herein) outstanding, as of May 13, 2011.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on April 15, 2011, (the “Schedule 13D”) by Merck & Co., Inc., a company organized under the laws of New Jersey (“Merck”), and Monarch Transaction Corp., a Delaware corporation and a wholly-owned subsidiary of Merck (“Purchaser”), pursuant to the joint filing agreement filed with the original Schedule 13D, relating to the tender offer (as it may be amended from time to time, the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (“Inspire”), and the associated preferred stock purchase rights (the “Rights”, and together with the Common Stock, each, a “Share”, and collectively, the “Shares”), at a price per Share of $5.00 net to the seller in cash, without interest and less any applicable withholding tax (the “Offer Price”), and the subsequent merger (the “Merger”“) of Purchaser with and into Inspire upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 5, 2011 (the “Merger Agreement”), by and among Purchaser, Merck and Inspire.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4, Item 5(a), (b) and (c) and Item 6 of the Schedule 13D are hereby amended and supplemented by adding the following at the end of each section thereof:

“The Offer expired at 12:00 midnight, New York City time, at the end of the day on Thursday, May 12, 2011.  Based on information provided by Computershare Inc., the depositary for the Offer, a total of 72,544,987 Shares were validly tendered and not properly withdrawn in the Offer (excluding Shares tendered by notice of guaranteed delivery), representing approximately 75.4% of the outstanding Shares of Inspire on a fully diluted basis (as determined pursuant to the Merger Agreement).  Purchaser accepted for payment all Shares validly tendered and not withdrawn in the Offer in accordance with the terms of the Offer and will promptly pay for such Shares, including all of the Covered Shares owned by Warburg.  Purchaser also exercised its Top-Up Option (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement for a number of newly issued Shares sufficient to ensure that Purchaser could effect a “short-form” merger in accordance with the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”), and pursuant to which Inspire issued Shares to Purchaser at a purchase price per Share equal to the Offer Price.

 Following the purchase of Shares in the Offer and the exercise of the Top−Up Option, Purchaser owned 90.004% of the outstanding Shares (excluding Shares tendered by notice of guaranteed of delivery). In accordance with the Merger Agreement and the “short-form” merger provisions of the DGCL, Purchaser will merge with and into Inspire, with Inspire continuing as the Surviving Corporation and as a wholly-owned subsidiary of Merck. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Inspire and any Shares owned by Merck, Purchaser or any direct or indirect subsidiary of Merck or Inspire and any Shares held by any person who is entitled to and properly demands appraisal of such Shares under the DGCL) will be cancelled and converted into the right to receive the Merger Consideration. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Market.

On May 13, 2011, Merck issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit 7.04, and the information set forth in the press release is incorporated herein by reference.

As a result of the Offer and Top-Up Option, Merck now beneficially owns 90.004% of the outstanding shares of Common Stock, including all of the Covered Shares.

Pursuant to the terms of the Merger Agreement, following Purchaser’s acceptance for payment of the Shares validly tendered and not properly withdrawn as of the expiration of the Offer (the “Acceptance Time”), Purchaser became entitled to designate such number of directors to the Board of Directors of Inspire (the “Board”) as to give Purchaser representation on the Board equal to that number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares owned by Merck, Purchaser or any other subsidiary of Merck bears to (B) the total number of Shares that are issued and outstanding.  Accordingly, on May 13, 2011, each of George B. Abercrombie, Adrian Adams, Alan F. Holmer, Nancy J. Hutson, Richard S. Kent, and Jonathan S. Leff (the “Resigning Directors”) resigned from the Board.  Mr. Abercrombie was a member of the Audit Committee.  Mr. Kent and Dr. Hutson were members of the Compensation Committee.  Messrs. Holmer and Leff were members of the Corporate Governance Committee.  Messrs. Kip A. Frey and Kenneth B. Lee (the “Continuing Directors”) remained as members of the Board.  All such Continuing Directors will resign from the Board at or prior to the Effective Time, which is expected to occur on May 16, 2011.  In accordance with the terms of the Merger Agreement, immediately following the Acceptance Time, the Continuing Directors appointed the following Merck designees as members of the Board:  Richard N. Kender, Steven H. Koehler, Mark E. McDonough, James McIntyre, Sean T. Mooney and George Shiebler.”

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

7.04	Press release issued by Merck, dated May 13, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2011	MERCK & CO., INC. By: /s/ Katie Fedosz
Name: Katie Fedosz Title: Senior Assistant Secretary

Date: May 13, 2011	MONARCH TRANSACTION CORP. By: /s/ Katie Fedosz
Name: Katie Fedosz Title: Assistant Secretary